SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
OCT 18 2005
WASH. D.C.
185
SECTION

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

Deferred Compensation & Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc.
Carretera No. 1 Km. 56.3
Cayey, Puerto Rico 00736

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:


05069707

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Deferred Compensation & Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. -
December 31, 2004 and 2003

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Compensation & Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. has duly caused this annual report to be signed on its behalf by the Plan Administrator.

Deferred Compensation & Thrift Plan for
Employees of Alcan Packaging Puerto Rico, Inc
By: Alcan Packaging Puerto Rico, Inc.
As Plan Administrator

By: 

October 11, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Compensation & Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. has duly caused this annual report to be signed on its behalf by the Plan Administrator.

Deferred Compensation & Thrift Plan for
Employees of Alcan Packaging Puerto Rico, Inc
By: Alcan Packaging Puerto Rico, Inc.
As Plan Administrator

By: Elsie Rivera Malavé

October 11, 2005


OR

DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

Financial Statements and Additional Information
December 31, 2004 and 2003

Ovidio Ruiz & Co. • Certified Public Accountants & Consultants



DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

December 31, 2004 and 2003

Index

[1]Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.


Ovidio Ruiz & Co.
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT ACCOUNTANTS

September 27, 2005

To the Participants and Administrator of
the Deferred Compensation & Thrift Plan for
Employees of Alcan Packaging Puerto Rico, Inc.

We were engaged to audit the financial statements and supplemental schedule of the Deferred Compensation & Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. (the "Plan") as of December 31, 2004, and for the year then ended, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by Section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Vanguard Fiduciary Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2004, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying 2004 financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Ovidio Ruiz & Co.

CERTIFIED PUBLIC ACCOUNTANT
(OF PUERTO RICO)
License No. 1768 Expires Dec. 1, 2007
Stamp 2099170 of the P. R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

P.O. Box 3266, Carolina, PR 00984 • Tel. (787) 752-8820 • Fax: (787) 757-3570


OR

DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ -0-	$ -0-
Investments, at contract value	4,922,936	4,660,766
Participants' loans receivable	307,154	83,809
Contributions receivable:		
Employer	-0-	-0-
Participants	-0-	-0-
Total assets	**5,230,090**	**4,744,575**
Liabilities	3,374	3,374
Net assets available for benefits	**$ 5,226,716**	**$ 4,741,201**

The accompanying notes are an integral part of these financial statements.



DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

Statements of Changes in Net Assets Available for Benefits
For the year ended December 31, 2004 and 2003

	2004	2003
Additions:		
Contributions:		
Employer	$ 147,732	$ 146,056
Participants	325,119	322,566
	472,851	468,622
Change in value of investments	182,325	-0-
Investment earnings	126,644	342,100
Interest income on participant loans	12,116	9,021
Total additions	793,936	819,743
Deductions:		
Deductions from assets attributed to:		
Benefits and withdrawals paid to participants	308,421	190,928
Other	-0-	3
Total deductions	308,421	190,931
Net increase (decrease)	485,515	628,812
Assets available for benefit:		
Beginning of year	4,741,201	4,112,389
End of year	**$ 5,226,716**	**$ 4,741,201**

The accompanying notes are an integral part of these financial statements.



1. Plan Description

The following description of the Deferred Compensation Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Deferred Compensation Thrift Plan for Employees of Alcan Packaging Puerto Rico, Inc. is a participant directed defined contribution plan. The Plan provides retirement benefits to participating employees and is sponsored by Alcan Packaging Puerto Rico, Inc., formerly known as Wheaton Plastics of Puerto Rico, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The participants of the Plan may contribute form 2% to 10% of their annual salary before or after tax at each participant's option. The Company matches 100% of the employee contribution up to a maximum of 2% of employee compensation. Employee and employer contributions are deposited in various available investment facilities, as selected by the participant. Investment facilities were provided by ING Life Insurance and Annuity Company up to December 31, 2003. Effective January 1, 2004, the Plan changed its investment contract to Vanguard Fiduciary Trust Company, which now provides several investment facilities to participants.

Investment Options

The following accumulation facilities were available under the Plan during 2004:

Alcan Fixed Income Fund - Seeks to provide high current and stable income, while maintaining a stable share value of $1. Designed for participants with a long term investment horizon and a very low level of risk tolerance. The fund invests primarily in investment contracts issued directly by insurance companies, banks or other financial institutions.

Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income. Designed for participants looking for a fixed income investment, at a low cost and properly diversified. Specifically, the fund tries to generate the same return as the Lehman Brothers Aggregate Bond Index. The fund invests in an ample selection of debt securities having the key features of the Lehman Index.



(Continue)

Vanguard LifeStrategy Growth Fund - Seeks to provide capital appreciation and some current income. Designed for participants with an investment horizon of at least five years and a high level of risk tolerance. The fund will invest in four Vanguard funds with the following expected distribution of assets: 65% - 90% equity securities; 10% - 35% bonds; and 0% - 25% short term instruments.

Vanguard LifeStrategy Income Fund - Seeks to provide current investment income and some capital appreciation. Designed for participants with an investment horizon between three and five years and a conservative level of risk tolerance. The fund will invest in four Vanguard funds with the following expected distribution of assets: 5% - 30% equity securities; 50% - 75% bonds; and 20% - 45% short term instruments.

Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide current investment income and a low to moderate capital appreciation. Designed for participants with an investment horizon exceeding 5 years and who have a moderate level of risk tolerance. The fund will invest in five Vanguard funds with the following expected distribution of assets: 25% - 50% equity securities; 30% - 55% bonds; and 20% - 45% short term instruments.

Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide capital appreciation and a low to moderate level of current investment income. Designed for participants with an investment horizon of at least 5 years and who have a moderate level of risk tolerance. The fund will invest in four Vanguard funds with the following expected distribution of assets: 45% - 70% equity securities; 30% - 55% bonds; and 0% - 25% short term instruments.

Vanguard 500 Index Fund - Seeks to follow the performance of the Standard & Poor 's 500 Index through a passive investment strategy in the equity securities included in the index. Designed for participants with an investment horizon exceeding five years and who have a high level of risk tolerance.

Vanguard Extended Market Index Fund - Seeks to follow the performance of the Wilshire 4500 Completion Index through a passive investment strategy in the equity securities included in the index. Specifically, the fund invests all of its assets in the 1200 stocks of higher capitalization in the index. Designed for participants with an investment horizon of at least five years and who have a very high level of risk tolerance.



(Continue)

Vanguard Total International Stock Index Fund - Seeks to provide for a long term capital appreciation. Designed for participants with an investment horizon of at least five years and who have a very high level of risk tolerance. The fund invests in three international Vanguard funds, exposing the fund to equity securities of over 30 countries. Designed for participants with an investment horizon of at least five years and who have a very high level of risk tolerance.

Alcan Inc. Stock Fund - Seeks to provide the possibility of long term growth through increases in the value of the stock and the reinvestment of its dividends. a long term capital appreciation. Designed for participants with an investment horizon of at least five years and who have a very high level of risk tolerance.

Eligibility

Employees with at least one year of service are eligible to participate in the Plan. There is no minimum age requirement.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's marching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested in the Company's matching contributions after five years of service.

Participants' Accounts

Individual accounts are maintained for each of the Plan's participants to reflect contributions and related employer matching contributions, as well as each participant's share of the Plan's income and any related expenses. This information is accounted for by Eurobank Trust Department, the Plan record keeper and third party administrator.

Disability Benefits

If a participant ceases active employment by reason of total and permanent disability, his/her interest in any account held on his/her behalf becomes fully vested and the participant would be paid all amounts in his/her account as of the date of termination.



Benefits Upon Termination of Employment

Normal retirement age is 65 years. Participants have a nonforfeitable interest in their full account balance when they reach their normal retirement age and are always fully vested in any employee elective or qualified contributions in their account.

Forfeited Accounts

Non-vested benefits of terminated participants are forfeited at the earlier of: the date in which a participant receives a complete distribution of his or her entire vested benefits, or the date when which a terminated participant incurs a 5 year break in service.

2. Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investment in the investment contract with Vanguard Fiduciary Trust Company is stated at contract value. The current value reflects the approximate amount that would have been paid if the contract had been terminated at the balance sheet date and potential surrender charges and market value adjustments were applied as of such date. Actual surrender charges and market value adjustments are determined at date of payment and benefits so identified in the contract are not subject to adjustment. A final maintenance fee may also be deducted depending on timing and contractual requirements. Participant loans are valued at cost which, the plan administrator believes, approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

During 2004, Vanguard Fiduciary Trust Company reported the realized earnings on the investment funds separately from the change in value of the investments. During 2003, the former trustee reported all investment income from the investment funds together with the appreciation (depreciation) in current value of investments. Therefore, separate disclosure of investment income and appreciation (depreciation) in current value of the fund investments is not presented for 2003.



General Administration Expenses

Expenses for the administration of the Plan are paid by the Plan's sponsor and amounted to $30,912 for year 2004 (2003 - $21,175). This amount mainly included fees paid to legal counsel, audit firm and plan administrator.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Tax Status

The Plan obtained its latest determination letter on October 20, 1993, in which the Puerto Rico Department of the Treasury stated that the Plan qualifies as tax exempt under the Section 165 (a) of the Commonwealth of Puerto Rico Income Tax Law.

Management believes, as represented by the Plan's third party administrator, that for the fiscal year ended December 31, 2004, the Plan is in compliance with the discrimination test required percentages.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.



DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

Notes to Financial Statements

December 31, 2004 and 2003

5. Investments

Effective January 1, 2004, the Plan holds investments in accounts with Vanguard Fiduciary Trust Company. Previously, the Plan's investments were held in accounts with ING Life Insurance and Annuity Company. These companies monitor the investments and execute transactions. The following table presents the current market value, change in value and earnings of the investments as of December 31:

Investments at December 31, 2004	Current Value	Change In Value	Earnings
Alcan Fixed Income Fund	$ 1,827,015	$ -0-	$ 68,433
Vanguard Total Bond Market Index Fund	314,537	(3,180)	12,244
Vanguard LifeStrategy Growth Fund	185,772	11,995	3,375
Vanguard LifeStrategy Income Fund	200,015	2,185	5,057
Vanguard LifeStrategy Cons Growth Fund	157,550	4,979	3,963
Vanguard LifeStrategy Moderate Growth Fund	334,086	15,813	6,831
Vanguard 500 Index Fund	908,542	50,399	14,677
Vanguard Extended Market Index Fund	388,483	39,302	2,851
Vanguard Total International Stock Index Fund	356,361	41,218	7,085
Alcan Inc. Stock Fund	250,575	19,614	2,128
	$ 4,922,936	$182,325	$126,644

Investments at December 31, 2003	Current Value	Change in Value and Earnings
ING Fixed Account	$ 1,127,607	$ 44,879
Janus Flexible Income Fund	218,019	9,720
ING Money Market Fund	1,556,148	(4,260)
ING Strategic Allocation Gr Fund	310,043	54,824
ING Strategic Allocation Bal Fund	273,643	39,598
ING Strategic Allocation Inc Fund	84,964	8,815
ING Growth Fund	338,691	71,146
ING Bond Fund	153,329	6,809
Fidelity Advisor Growth Opportunity	201,555	39,359
Janus Worldwide Fund	396,767	71,210
	$ 4,660,766	$ 342,100



6. Loans

The Plan allows the participants to borrow against their accounts, except for the Company's matching contributions. Loans have to be for qualifying emergencies only and must be for amounts in excess of $1,000 with a limitation of 50% of the participant's account balance. Loans are to be repaid over a period of one to seven years via payroll deductions. The employee must pay interest on the amount borrowed to compensate for the interest lost while the loan was outstanding. The average interest rate on loans approximated 5.41% in 2004 and 8.04% in 2003. During 2004, the Plan issued new loans to participants for the total amount of $292,731 (2003 - $1,025)

7. Related Party Transactions

Since January 1, 2004, the Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company that acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

8. Information Certified and Filed by the Trustee of the Plan

Vanguard Fiduciary Trust Company has provided certification to the Plan administrator as to the completeness and accuracy of the following financial information included in the financial statements as of December 31, 2004 and for the year then ended: investments and corresponding fair value (see Note 5) and investment income.

Attached are excerpts from the December 31, 2004 trustee's reports with respect to the following schedules:

- Schedule of Assets Held for Investment Purposes (Schedule I)

DEFERRED COMPENSATION & THRIFT PLAN FOR EMPLOYEES OF ALCAN PACKAGING PUERTO RICO, INC.

Notes to Financial Statements
December 31, 2004

Identity of Issue	Investment Type	Cost	Current Value
Alcan Fixed Income Fund	Unallocated Insurance Contract	$1,827,015	$1,827,015
Vanguard Total Bond Market Index Fund	Registered Investment Comp.	317,717	314,537
Vanguard LifeStrategy Growth Fund	Registered Investment Comp.	173,777	185,772
Vanguard LifeStrategy Income Fund	Registered Investment Comp.	197,830	200,015
Vanguard LifeStrategy Cons Growth Fund	Registered Investment Comp.	152,571	157,550
Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Comp.	318,273	334,086
Vanguard 500 Index Fund	Registered Investment Comp.	858,143	908,542
Vanguard Extended Market Index Fund	Registered Investment Comp.	349,181	388,483
Vanguard Total International Stock Index Fund	Registered Investment Comp.	315,142	356,361
Alcan Inc. Stock Fund	Company Stock Fund	230,961	250,575
		$4,740,610	$4,922,936
Loan Fund	5% - 10.5%	$ 307,154	$ 307,154